

November 22, 2011

Via E-mail
Adam Adler
Chief Executive Officer
Double Eagle Holdings, Ltd.
20900 NE 30th Avenue, Eighth Floor
Aventura, FL 33180

> **Re: Double Eagle Holdings, Ltd.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 8, 2011**
> **File No. 000-22991**

Dear Mr. Adler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   On page 16, we note that your 2011 Stock Incentive Plan will grant certain awards to employees of the company, including your key executives. Please revise your information statement to include the information required by Item 8 of Schedule 14A. With respect to Item 402 of Regulation S-K, please provide information as of September 30, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jerard T. Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3402 with any questions.

Sincerely,

/s/ Angela McHale

Angela McHale
Attorney-Advisor